 UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND

15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-38645

Churchill Capital Corp
(Exact name of registrant as specified in its charter)

640 Fifth Avenue, 12th Floor, New York, NY 10019 (212) 380-7500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Class A common stock, $0.0001 par value, and one half of one warrant Shares of Class A common stock Warrants included as part of the units
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

* Effective May 13, 2019, CCC Merger Sub, Inc. (a wholly owned subsidiary of Clarivate Analytics Plc) merged with and into Churchill Capital Corp, with Churchill Capital Corp surviving such merger as a wholly owned subsidiary of Clarivate Analytics Plc.

Pursuant to the requirements of the Securities Exchange Act of 1934, CHURCHILL CAPITAL CORP has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 24, 2019	By:	/s/ Jerre Stead
	Name:	Jerre Stead
	Title:	Authorized Person